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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                               Critical Path, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    22674V100
                                 (CUSIP Number)

                                  Eirene Yeung
                         Cheung Kong (Holdings) Limited
                         8 th Floor, Cheung Kong Center
                             2 Queen's Road Central
                                    Hong Kong
                                 (852-2128-8888)
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Douglas A. Cifu
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212-373-3000)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

                             -----------------------

                                December 29, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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22674V100                                                           Page 2 of 9
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cheung Kong (Holdings) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      25,084,262 shares of common stock, par
        SHARES                        value $0.001 (including shares disclaimed)
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      25,084,262 shares of common stock, par
                                      value $0.001 (including shares disclaimed)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,084,262 shares, of which Cheung Kong expressly disclaims beneficial ownership of 8,220,138 shares beneficially owned by Hutchison Whampoa Limited and Cenwell Limited, and
          6,591,922 shares beneficially owned by CK Life Sciences
          Int'l (Holdings) Inc. and Great Affluent Limited.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.65%
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14       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

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22674V100                                                           Page 3 of 9
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Campina Enterprises Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,272,202 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,272,202 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,272,202 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.29%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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22674V100                                                           Page 4 of 9
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ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 4 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 13, 2001 (the "Original 13D"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is 532 Folsom Street, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

                  No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following at the end thereof:

                  On December 29, 2004, Campina Enterprises Limited ("Campina") entered into a Note and Warrant Purchase Agreement with the Company, and General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO"), and GAPCO GmbH & Co. KG, a German limited partnership ("KG") (collectively, the "GAP Purchasers"), and Richmond III, LLC ("Richmond") pursuant to which Campina purchased (i) promissory notes of the Company in the aggregate principal amount of $5,000,000 and (ii) Warrants ("SERIES F WARRANTS") to purchase shares of Series F Preferred Stock, par value $0.001 per share (the "SERIES F PREFERRED STOCK"), of the Company, the exercise of which is subject to certain conditions precedent.

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22674V100                                                           Page 5 of 9
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                  All of the funds to purchase the Promissory Note and Warrant that can be converted into shares of Series F Preferred Stock were obtained from working capital. Item 4. Purpose of Transaction.

                  The Reporting Persons acquired beneficial ownership of the shares of Series F Preferred Stock, and hold the shares of Series D Preferred Stock, Series E Preferred Stock, Warrants and Series F Warrants described in this Amendment, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants and dispose of some or all of the shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants and/or the Series F Warrants owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through
(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.(1)

                  The first two paragraphs of subsection (a) - (b) of Item 5 are hereby amended and replaced in their entirety with the following two paragraphs:

                  (a) - (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 5,021,773 shares of Common Stock (including accretion of dividends as at December 30, 2004), (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 3,482,589 shares of Common Stock (including accretion of dividends as at December 30, 2004), and (iii) Series F Warrants to purchase

--------

(1) Company to confirm number of shares reported in this section.

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22674V100                                                          Page 6 of 9
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176,784 shares of Series F Preferred Stock convertible into 1,767,840 shares of
Common Stock. Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 8,220,138 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock (including accretion of dividends as of December 30, 2004) beneficially owned by HWL and Cenwell, and, through its ownership of 44.01% of the issued shares of CKLS, Cheung Kong may be deemed to share voting and dispositive power over the 6,591,922 shares of Common Stock issuable upon conversion of the Series E Preferred Stock (including accretion of dividends as of December 30, 2004) beneficially owned by CKLS and GAL. This aggregate beneficial ownership of 25,084,262 shares of Common Stock represents 52.65% of the Common Stock, based on a total of 47,641,885 shares of Common Stock (representing 22,557,623 shares of Common Stock issued and outstanding as of December 30, 2004, plus 10,043,546 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein, 13,252,876 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein, including accretion of dividends as at December 30, 2004, and 1,767,840 issuable upon conversion of Shares of Series F Preferred Stock following exercise of the Series F Warrants). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock, Series D Preferred Stock or Series E Preferred Stock beneficially owned by HWL, Cenwell, CKLS and GAL, and the filing of this statement shall in no way be construed as an admission

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22674V100                                                          Page 7 of 9
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that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

                  Campina is the beneficial owner of 5,021,773 shares of common stock issuable upon conversion of Series D Preferred Stock shares of Common Stock (including accretion of dividends as at December 30, 2004), 3,482,589 shares of common stock issuable upon conversion of Series E Preferred Stock, and Series F Warrants to purchase 176,784 shares of Series F Preferred Stock convertible into 1,767,840 shares of Common Stock, representing 15.30%, 10.6% and 5.38%, respectively, of the Common Stock. Campina has shared power over the voting and disposition of such securities.

                  Subsections (c) and (d) of Item 5 are hereby amended by adding the following paragraphs at the end thereof:

                  (c) As more fully described in Item 3 above, on December 29, 2004, Campina, through execution of the Note and Warrant Purchase Agreement, purchased promissory notes of the Company in the aggregate principal amount of $5,000,000 and warrants exercisable for shares of Series F Preferred Stock, par value $0.001 per share, of the Company. Except as set forth herein, to the knowledge of the Reporting Person with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Warrants in the past 60 days.
                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

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22674V100                                                          Page 8 of 9
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO
         THE ISSUER.

                  In addition, Item 6 is also hereby amended by adding the following paragraphs at the end thereof:

                  As described in Item 3 above, on December 29, 2004, Campina entered into the Note and Warrant Purchase Agreement pursuant to which Campina purchased the Promissory Notes and Series F Warrants to purchase shares of Series F Preferred Stock. The shares of Series F Preferred Stock are convertible into the number shares of Common Stock equal to the product of (i) the number of shares of Series F Preferred Stock being so converted multiplied by (ii) the quotient of (x) the Series F Accreted Value divided by (y) $1.40, subject to anti-dilution adjustments.

                  In addition, on July 9, 2008, the fourth anniversary of the Series E Closing date, all of the outstanding shares of Series F Preferred Stock shall automatically be redeemed, in cash, by the Company at a redemption price per share equal to the sum of the Series F Accreted Value plus all dividends accrued since the previous Series F Accrual Date. The Company shall not have any right to redeem any shares of the Series F Preferred Stock on or prior to July 9, 2007, the third anniversary of the Series E Closing Date.

                  The foregoing summaries of the Note and Warrant Purchase Agreement, dated December 29, 2004, are qualified in their entirety by reference to Exhibit 1 to this Amendment.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1:     Note and Warrant Purchase Agreement


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22674V100                                                          Page 9 of 9
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                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 3, 2005

                                                FOR AND ON BEHALF OF
                                                CHEUNG KONG (HOLDINGS) LIMITED
                                                By: /s/ Ip Tak Chuen, Edmond
                                                    ----------------------------
                                                    Name:  Ip Tak Chuen, Edmond
                                                    Title: Director

                                                FOR AND ON BEHALF OF
                                                CAMPINA ENTERPRISES LIMITED
                                                By: /s/ Ip Tak Chuen, Edmond
                                                    ----------------------------
                                                    Name:  Ip Tak Chuen, Edmond
                                                    Title: Director